February 17, 2012

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Offshore Partners L.P.
Form 20-F: For the Fiscal Year Ended December 31, 2010
File No. 001-33198

Dear Lyn Shenk:

We have reviewed your letter to us of February 6, 2012 setting forth the remaining staff comment on the Teekay Offshore Partners L.P. (the “Partnership”) Form 20-F for the fiscal year ended December 31, 2010. This letter responds to the comment made by the staff in your letter.

Critical Accounting Estimates

Vessel Lives and Impairment, page 49

SEC Comment

1. Refer to our prior comment 7. In regard to the proposal limiting the revised disclosure to those situations where there is a reasonable possibility that an impairment test will occur in the following 12 months, we believe the intended revised disclosure contained in your response should include all vessels whose market value is below their carrying value even though you may not have recorded any impairment of those vessels under your impairment accounting policy. We believe a reasonable possibility exists for impairment testing for all vessels whose market value is below carrying value. We believe it is reasonable to assume that such testing is given greater consideration by management when such circumstances exist. In providing this information, we believe it enables an investor to better ascertain the magnitude of any potential aggregate impairment should you sell or otherwise write down vessels and/or vessel equipment. With disclosure in an appropriate framework, clarity can be provided for the reason you may not have recorded any impairment of those vessels under your impairment accounting policy. Please confirm to us that you will provide the requested disclosure.

Response to Comment #1

We believe the requested disclosure may be overly broad for the Partnership’s vessels, given that it does not account for (a) the value of expected cash flow from long-term charters or other similar contractual arrangements applicable to certain of the Partnership’s vessels or (b) the relative strength of most of the Partnership’s business relative to current asset valuation pressures on conventional oil tankers that trade in the spot market. As a result, we propose to address the requested disclosure for applicable vessels in the Partnership’s fleet as indicated below.

There are important differences between the Partnership’s shuttle tanker business and its floating production, storage and offloading (or “FPSO”) business, on the one hand, and its conventional tanker business, on the other hand. Conventional tankers are generally employed on a single voyage, or spot, basis or through short-term, fixed-rate time charters or bareboat charters. However, shuttle tankers are primarily subject to long-term, fixed-rate time charters or bareboat charters for a specific offshore oil field, or under long-term contracts of affreightment for various fields. FPSO units are typically subject to long-term contracts, and compensation in some cases is partially tied to oil production. Some of the Partnership’s conventional oil tankers also operate under long-term, fixed-rate charter contracts. The “market value” of the Partnership’s shuttle tankers, floating storage and offtake (or “FSO”) units and FPSO units and certain of the Partnership’s conventional tankers does not account for the long-term, fixed-rate charters or similar contracts associated with the vessels. As such, we believe providing “market value” for each vessel in the Partnership’s fleet is unnecessary to understand the realistic impairment risk and may be confusing or misleading to investors. We recognize that a vessel under contract could still become impaired, particularly if the customer is unable to honor its contractual obligations or there is a significant increase in operating costs. However, in our experience, impairment of a vessel subject to a contract with a significant remaining term is rare. Consequently, we believe that the requested disclosure should exclude vessels operating on contracts where the remaining terms of the contracts are significant and the estimated future undiscounted cash flows relating to such contracts and vessels is sufficiently greater than the carrying values of the vessels such that we consider it unlikely an impairment would be recognized in the following year.

We also propose to present information about vessels included in the disclosure on an aggregate basis and according to the segments of our fleet, being the shuttle tanker segment, the FSO segment, the FPSO segment and the conventional tanker segment. We believe that this presentation provides adequate information about the Partnership’s potential impairment risk to investors and highlights the risk by category of vessels, which may be subject to varying market value pressures.

In future filings, the Partnership proposes to revise its disclosure in substantially the form as follows (appropriately updated to reflect results for 2011 and future periods):

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated salvage value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

Our business model is to employ our vessels on fixed-rate contracts with major oil companies. These contracts generally have original terms between three to ten years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing contract.

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2011. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts is sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally will include those employed on single-voyage, or spot charters, as well as those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The estimated future undiscounted cash flows of certain vessels reflected in the following table may be significantly greater than their respective carrying values. Consequently, in these cases the recognition of an impairment in the future may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. The estimated future undiscounted cash flows of certain vessels in the following table may only be marginally greater than their respective carrying values. Consequently, in these cases the recognition of an impairment in the future may be more likely given the number of potential events that could result in our reducing our estimate of future undiscounted cash flows.

	September 30,		September 30,		September 30,
(in thousands of USD, except number of vessels Reportable Segment	# Vessels		Market Values (1)		Carrying Values

Shuttle Tanker Segment	[	]	[	]	[	]
Conventional Tanker Segment	[	]	[	]	[	]
FSO Segment	[	]	[	]	[	]
FPSO Segment	[	]	[	]	[	]

(1)

Market values are determined using reference to second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be highly volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers and FSO and FPSO units involve considerable judgment, given the illiquidity of the second-hand market for these types of vessels.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers and shuttle tankers, 20 to 25 years for FPSO units, and 20 to 35 years for FSO units, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our historical experience, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment.

* * * * *

In connection with responding to the staff’s comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6668.

Sincerely,

/s/ Peter Evensen

Peter Evensen

Chief Executive Officer and Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)
Philip Dowad (KPMG LLP)
John J. Peacock (Audit Committee Chair)